ASHLAND GLOBAL HOLDINGS INC.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012

July 25, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long
cc:	Craig Slivka
cc:	Terence O’Brien
cc:	Tracie Mariner
cc:	David Korvin

Re:	Ashland Global Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 11, 2016
File No. 333-211719

Dear Ms. Long:

We refer to the letter dated July 20, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Ashland Global Holdings Inc., a corporation organized and existing under the laws of Delaware (including, where applicable, its subsidiaries, “Ashland”, the “Company”, “our” or “we”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Ashland’s Amendment No. 1 to Registration Statement on Form S-4, Commission File No. 333-211719, filed on July 11, 2016 (the “Registration Statement”), in connection with Ashland’s proposed reorganization (the “Reorganization”).

Concurrently with this response letter, Ashland is electronically transmitting Amendment No. 2 to the Registration Statement (the “Registration Statement Amendment”). The Registration Statement Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of the Registration Statement Amendment and six copies of the Registration Statement Amendment that have been marked to show changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Ashland’s response to each comment. The page numbers in the responses refer to pages in the Registration Statement Amendment.

1.

Please note that once you have provided the pro forma financial information, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X.

Response: The Staff’s comment is noted. We have included the pro forma financial information in the Registration Statement Amendment on pages 23 to 25 and 52 to 60 for the Staff’s review.

2.

We note that you have removed disclosure indicating that you will file your agreements related to the Valvoline separation as exhibits to your registration statement. Please supplementally explain why you no longer intend to file these agreements as exhibits.

Response: Item 21 of Form S-4 requires a registrant to file exhibits in accordance with the exhibit table provided in Item 601(a) of Regulation S-K. The required exhibits for a company providing information under Form S-4 are qualified by note (1) to the exhibit table. Note (1) provides:

“An exhibit need not be provided about a company if: (1) With respect to such company an election has been made under Form S-4 or F-4 to provide information about such company at a level prescribed by Form S-3 or F-3; and (2) the form, the level of which has been elected under Form S-4 or F-4, would not require such company to provide such exhibit if it were registering a primary offering”.

Under General Instruction B to Form S-4, we elected to provide information about Ashland Inc. required by Items 10 and 11. To furnish information in accordance with these items, a registrant must meet the eligibility requirements for use of Form S-3, and Ashland Inc. currently meets these requirements. The information required under Items 10 and 11 under General Instruction B to Form S-4 is substantially the same as the information required by Items 11 and 12 under the General Instructions to Form S-3. For this reason, we believe that we have elected to provide information about Ashland at a level prescribed by Form S-3 and, thereby, have satisfied the first condition of note (1) to the exhibit table.

With respect to the second condition of note (2) to the exhibit table, we believe the agreements related to the Valvoline separation could constitute “material contracts” as described under Item 601(b)(10) of Regulation S-K (but would not otherwise be required to be filed as exhibits under Item 601(a)) once Ashland enters into these agreements. According to the exhibit table, a company providing information under Form S-3 need not provide exhibits for material contracts. We believe this would continue to be the case if the Company were registering a primary offering. Therefore, we believe we satisfy the second condition of note (2) to the exhibit table. In addition, Ashland has not as of yet entered into the agreements related to the Valvoline separation, and the disclosure in the Registration Statement only describes the material terms of the agreements Ashland intends to enter into at a future time. Accordingly, we do not intend to file the agreements related to the Valvoline separation as exhibits to the Registration Statement Amendment and respectfully submit that they are not required.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Peter J. Ganz
Peter J. Ganz Senior Vice President, General Counsel and Secretary

cc:	Michael S. Roe, Ashland
Thomas E. Dunn, Cravath